HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 N. Field Street, Suite 2200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Burkhardt (214-758-6100)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Burkhardt _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P. _____ , as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



HAYLEY V. HAIR
Notary Public, State of Texas
Comm. Expires 02-26-2020
Notary ID 130556762

Hayley V. Hair
Notary Public

_____
Signature

FINOP _____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Management of HBK Global Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HBK Global Securities L.P. ("Global") as of December 31, 2019, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Global at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of Global's management. Our responsibility is to express an opinion on Global's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Global in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Global's financial statements. Such information is the responsibility of Global's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Global's auditor since 2017.

February 21, 2020



Ernst & Young LLP

1

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	82,575
Receivables for securities borrowed (Note 7)		655,669
Rebate fees receivable (Note 7)		1,122
Dividends and interest receivable		105
Other assets		82
Total assets	$	739,553
Liabilities		
Payables for securities loaned (Note 7)	$	623,702
Rebate fees payable (Note 7)		1,010
Dividends payable		11
Other liabilities		117
Total liabilities		624,840
Partners' Capital		114,713
Total liabilities and partners' capital	$	739,553

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues

Rebate fee income (Note 7)	$	20,729
Rebate fee expense (Note 7)		(17,778)
Dividends and interest		1,717
Total net revenues		4,668

Operating expenses

Affiliate service charge		2,140
Data services and systems		287
Professional services		181
Clearing and custody fees		92
Other expenses		11
Total operating expenses		2,711
Net increase in partners' capital resulting from operations	$	1,957

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 12	$ 113,607	$ 113,619
Capital contributions	-	-	-
Capital withdrawals	-	(863)	(863)
Net increase in partners' capital resulting from operations	-	1,957	1,957
Total increase in partners' capital	-	1,094	1,094
Partners' capital at end of year	$ 12	$ 114,701	$ 114,713

The accompanying notes are an integral part of these financial statements.

4

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows from Operating Activities

Net increase in partners' capital resulting from operations	$	1,957
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash provided by operating activities:		
Decrease in operating assets:		
Receivables for securities borrowed		266,881
Rebate fees receivable		704
Dividends and interest receivable		154
Other assets		334
(Decrease) in operating liabilities:		
Payables for securities loaned		(265,285)
Rebate fees payable		(462)
Dividends payable		(17)
Net cash provided by operating activities		4,266

Cash Flows from Financing Activities

Capital withdrawals		(863)
Net cash used in financing activities		(863)
Net increase in cash and cash equivalents		3,403
Cash and cash equivalents at beginning of year		79,172
Cash and cash equivalents at end of year	$	82,575

Supplemental Disclosure of Cash Flow Information

Cash paid for rebate fees during the year	$	18,240

The accompanying notes are an integral part of these financial statements.

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Global is a subsidiary of HBK Securities GP Inc., its general partner (the "General Partner"), and HBK Securities LP Inc., its limited partner (together with the General Partner, the "Partners"), each of which is a wholly owned subsidiary of HBK Master Fund L.P. (the "Master Fund"). Global's only business is to borrow and lend securities for its own account. Its counterparties in these transactions include the Master Fund and unaffiliated institutions such as banks and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, as disclosed on the Statement of Financial Condition, is defined as cash on deposit at financial institutions and investments in money market funds. At December 31, 2019, *Cash and cash equivalents* consisted of cash on deposit of $21,368 and investments in U.S. Treasury and U.S. Government money market funds of $61,207. Money market funds are carried at net asset value, which approximates fair value.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at the time of reporting. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned. Dividends are recorded on the ex-dividend date.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. Global files an informational tax return in the U.S. federal jurisdiction and is therefore subject to examination under statute of limitations for which tax adjustments may be necessary and retroactive to all open tax years.

(EXPRESSED IN 000's OF U.S. DOLLARS)

The General Partner has analyzed Global's tax positions for all open tax years and has concluded there are no uncertain tax positions that require financial statement recognition or disclosure as of December 31, 2019. Global would recognize interest and, if applicable, penalties for any uncertain tax positions. Interest and penalty expense would be recorded on the Statement of Operations. No such interest or penalties related to uncertain tax positions were recorded or accrued for the year ended December 31, 2019.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued new lease accounting guidance. The new standard increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective for periods beginning after December 15, 2018. Adoption of this guidance did not have a material impact on the financial statement amounts.

In June 2016, the FASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for periods beginning after December 15, 2019. The General Partner has assessed the impact of this guidance and currently believes adoption will not have a material impact on the financial statement amounts.

3. Securities Financing Transactions

Global borrows and lends equity and debt securities for its own account. Using an approach commonly referred to as "matched-book," Global borrows securities from one institution, such as a bank or broker-dealer, and simultaneously, or soon thereafter, re-loans the same securities to another institution. The term of the securities borrowed and loaned is overnight and continuous. Securities borrowed transactions require Global to deposit cash with the lender in an amount generally in excess of the fair value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Global monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2019, the fair value of the underlying securities borrowed and loaned was $633,799 and $602,413, respectively.

Securities borrowed and loaned are classified as *Receivables for securities borrowed* and *Payables for securities loaned* on the Statement of Financial Condition at the amount of cash collateral advanced or received. Although securities borrowed and loaned are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

(EXPRESSED IN 000's OF U.S. DOLLARS)

The below table presents the gross securities borrowed and loaned included on the Statement of Financial Condition as of December 31, 2019. This table also presents amounts not offset on the Statement of Financial Condition including the related amount of netting with the same counterparty allowed under master securities lending agreements and the fair value of the underlying financial instruments borrowed and loaned.

	Gross Amounts Included on the Statement of Financial Condition	Gross Amounts Offset on the Statement of Financial Condition	Amounts Presented on the Statement of Financial Condition	Gross Amounts Not Offset on the Statement of Financial Condition		
				Counterparty Netting	Financial Instrument Collateral	Net amount [(a)]
Securities borrowed	$ 655,669	$ -	$ 655,669	$ (129,105)	$ (509,204)	$ 17,360
Securities loaned	$ 623,702	$ -	$ 623,702	$ (129,105)	$ (477,725)	$ 16,872

(a) For some counterparties, the value of the underlying financial instrument collateral will exceed the securities borrowed or loaned balance as adjusted for counterparty netting. Where this is the case, the value of the underlying financial instrument collateral is limited to the Amounts Presented on the Statement of Financial Condition adjusted for Counterparty Netting. As a result, the net amount presented above may not represent counterparty exposure.

4. Regulatory Requirements

As a broker-dealer registered with the SEC, Global is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2019, Global had net capital of $112,813, which is $112,563 in excess of its minimum net capital requirement of $250 on that date.

5. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's activities are with the Master Fund and other institutions such as banks, broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the loaned securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral) Global will incur a loss. During the year ended December 31, 2019, Global did not incur losses from any of the situations described above.

From time to time, Global may have concentrations with counterparties. As of December 31, 2019, exclusive of transactions with the Master Fund discussed in Note 7, Global had two counterparties that held collateral in excess of 10% of *Receivables for securities borrowed*, for a total of $150,482, and one counterparty that posted collateral in excess of 10% of *Payable for securities loaned*, for a total of $83,299.

(EXPRESSED IN 000's OF U.S. DOLLARS)

6. Commitments and Contingencies

In the normal course of business, Global may enter into contracts that provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. However, Global expects the risk of material loss to be remote. Global could be a party to various actions in the ordinary course of business. These actions could include threatened or asserted litigation or claims. Actions asserted or deemed probable of assertion against Global that, in the opinion of management, both give rise to probable liabilities and can be reasonably estimated are accrued. There were no accruals for any such actions at December 31, 2019.

7. Related-Party Transactions

In the normal course of business, Global may enter into securities borrowed and loaned transactions with the Master Fund. At December 31, 2019, Global had posted collateral in the amount of $65,054 under securities borrowed transactions with the Master Fund and held collateral in the amount of $378,101 under securities loaned transactions with the Master Fund. In addition, for the year ended December 31, 2019, *Rebate fee income* included $1,598 and *Rebate fee expense* included $10,954 in relation to transactions with the Master Fund. On the Statement of Financial Condition, *Rebate fees receivable* included $65 due from the Master Fund and *Rebate fees payable* included $685 owed to the Master Fund at December 31, 2019.

Pursuant to an Administrative Services Agreement (the "Services Agreement"), HBK Investments L.P. (together with its affiliated sub-advisors, the "Manager") provides Global with personnel, office space, technology (including certain hardware, software, and data), and other general and administrative services in exchange for an annual service charge. The annual service charge is determined by the Manager based on an estimate of the percentage of use. Expenses covered under the Services Agreement are classified as *Affiliate service charge* on the Statement of Operations. Global is invoiced for and pays one-twelfth of the annual service charge each month. There is no outstanding payable for this expense as of December 31, 2019.

8. Subsequent Events

The General Partner has performed an evaluation of subsequent events through February 21, 2020, the date the financial statements were available for issuance. There have been no other material subsequent events that occurred during such period that would require disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net capital		
Total partners' capital		$ 114,713
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		114,713
Add:		
Subordinated liabilities allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		114,713
Deductions and/or charges:		
Nonallowable assets:		
Rebate fees receivable from affiliate	65	
Other assets	82	
Total nonallowable assets	147	
Other deductions and/or charges	529	676
Net capital before haircuts on securities positions (tentative net capital)		114,037
Haircuts on securities		1,224
Net capital		$ 112,813
Minimum net capital requirement		$ 250
Excess net capital		$ 112,563

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2019; therefore, no reconciliation is necessary.

SUPPLEMENTAL INFORMATION
SCHEDULE II

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

Global claims an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(2)(i) of such rule. Under this exemption, Global is not subject to the reserve computation requirements specified in Rule 15c3-3.

SUPPLEMENTAL INFORMATION
SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019
(EXPRESSED IN 000's OF U.S. DOLLARS)

Global claims an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(2)(i) of such rule. Under this exemption, Global is not subject to the possession or control requirements specified in Rule 15c3-3.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Management of HBK Global Securities L.P.

We have reviewed management's statements, included in the accompanying HBK Global Securities L.P.'s Exemption Report, in which (1) HBK Global Securities L.P. ("Global") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Global claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) (the "exemption provisions") and (2) Global stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Partners, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2020



Ernst & Young LLP

A member firm of Ernst & Young Global Limited

HBK Global Securities L.P.'s
Exemption Report

HBK Global Securities L.P. ("Global") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Global states the following:

1. Global claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

2. Global met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k): (2)(i) throughout the period January 1, 2019, to December 31, 2019, without exception.

HBK Global Securities L.P.

I, Richard Burkhardt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

h | b | k

By: Richard H. Burkhardt

Richard H. Burkhardt

Financial and Operations Principal

(Title)

2.21.20

(Date)

HBK Global Securities L.P.
2300 N. Field Street, Suite 2200
Dallas, Texas 75201
(214) 758-6100